EXHIBIT (a)(3)

FOR IMMEDIATE RELEASE

             DYNAMIC HOMES, INC. ENTERS AGREEMENT AND PLAN OF MERGER
            WITH DYNAMIC HOMES, LLC AND ITS WHOLLY-OWNED SUBSIDIARY,
                            DYNAMIC ACQUISITION, INC.


September 25, 2000 - Detroit Lakes, MN -- Dynamic Homes, Inc. (Nasdaq DYHM) today announced it has entered into an Agreement and Plan of Merger with Dynamic Homes, LLC and its wholly-owned subsidiary, Dynamic Acquisition, Inc. The merger is pursuant to a letter of intent dated June 21, 2000 and announced in a press release on that date.

The Agreement and Plan of Merger sets forth the terms and conditions of the proposed merger of Dynamic Acquisition, Inc. with and into Dynamic Homes, Inc. Upon consummation of the proposed merger, Dynamic Homes, Inc. will become a wholly-owned subsidiary of Dynamic Homes, LLC.

Dynamic Homes, LLC will pay $2.55 in cash for each share of Dynamic Homes, Inc. stock outstanding as of the closing date. Consummation of the merger is subject to a number of conditions, including the approval of the Agreement and Plan of Merger by the stockholders of Dynamic Homes, Inc. and certain other customary conditions.

Dynamic Homes, Inc. anticipates that a special meeting of its stockholders to consider and approve the Agreement and Plan of Merger will be held in late November, with the closing to be held shortly thereafter. Dynamic Homes, Inc. will file with the Securities and Exchange Commission a proxy statement relating to the special meeting of stockholders.

Dynamic Homes is a leading regional builder of modular single-family homes and multi-family/commercial buildings. Its products are marketed through a network of builder-dealers in Minnesota, Iowa, Nebraska, North and South Dakota and Wisconsin.